UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 9, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

Financial Statements for the Second Quarter Ended June 30, 2020

A copy of the financial statements of ASLAN Pharmaceuticals Limited (the “Company”) for the second quarter ended June 30, 2020 is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Amended and Restated Memorandum and Articles of Association

On September 4, 2020, the Company adopted its Ninth Amended and Restated Memorandum and Articles of Association (the “Ninth Restated Articles”). The Ninth Restated Articles, among other things, redenominated the Company’s authorized share capital to $165,000,000 divided into 500,000,000 ordinary shares or a nominal or par value of $0.33, and updated and amended various requirements and rights of the Company’s directors and shareholders in connection with the Company’s delisting from the Taiwan Exchange (“TPEx”). Conditional upon an order of the Grand Court of the Cayman Islands, the Company will subsequently reduce the nominal or par value of each ordinary share from $0.33 per share to $0.01 (the “Capital Reduction”). In connection with the Capital Reduction the Company will replace the Ninth Restated Articles in their entirety with the Tenth Amended and Restated Memorandum and Articles of Association (the “Tenth Restated Articles”), which will be identical to the Ninth Restated Articles, except that the authorized share capital set out therein will reflect the Capital Reduction. An updated description of the Company’s share capital is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The descriptions of the Ninth Restated Articles and Tenth Restated Articles do not purport to be complete and are qualified in their entirety by reference to the Ninth Restated Articles and Tenth Restated Articles, copies of which are attached hereto as Exhibits 1.1 and 1.2, respectively, and are incorporated by reference herein.

Amended and Restated Deposit Agreement

On September 8, 2020, the Company entered into an Amended and Restated Deposit Agreement (the “Restated Deposit Agreement”) with JPMorgan Chase Bank, N.A. as depositary. The Restated Deposit Agreement, among other things, reflects the redenominated share capital of the Company, as well as updated and amended various requirements and rights of the depositary and holders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) in connection with the Company’s delisting from the TPEx. An updated description of the Company’s ADSs is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The description of the Restated Deposit Agreement does not purport to be complete and is qualified in its entirety by reference to the Restated Deposit Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Risk Factor Updates

The Company is filing certain information for the purpose of updating the Company’s risk factors related to the Company’s ADSs contained in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). A copy of the updated disclosure is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

ATM Sales Agreement

On October 9, 2020, the Company entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC to issue and sell ADSs, with each ADS representing five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

Subject to the terms and conditions of the Sale Agreement, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the ADSs with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the ADSs described therein has been suspended, cancelled or otherwise terminated. The sales, if any, under the Sale Agreement will be made (i) in negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on The Nasdaq Global Market or any other existing trading market of the ADSs. The Sale Agreement provides that the commission payable to the Agent for sales of ADSs with respect to which the Agent acts as sales agent shall be equal to 3.0% of the gross proceeds of ADSs sold pursuant to the Sale Agreement, or as otherwise agreed between the Company and the Agent.

The Sale Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-234405), as supplemented by the Prospectus Supplement dated October 9, 2020 relating to the sale of the ADSs.

A copy of the Sale Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The foregoing description of the Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

Exhibits

Exhibit Number	Exhibit Description

1.1	Ninth Amended and Restated Memorandum and Articles of Association of ASLAN Pharmaceuticals Limited.

1.2	Tenth Amended and Restated Memorandum and Articles of Association of ASLAN Pharmaceuticals Limited.

2.1	Restated Deposit Agreement (incorporated by reference to Exhibit A to the Company’s Form F-6 (File No. 333-248632) filed with the SEC on September 4, 2020).

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.

23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).

99.1	ASLAN Pharmaceuticals Limited Financial Statements for the Second Quarter Ended June 30, 2020.

99.2	Updated Description of Share Capital.

99.3	Updated Description of American Depositary Shares.

99.4	Updated Risk Factors.

99.5	Open Market Sale AgreementSM, dated as of October 9, 2020, by and between the Company and Jefferies LLC.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: October 9, 2020